SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 13, 2002

AVECIA GROUP plc
(Translation of Registrant's name Into English)

P.O. Box 42
Hexagon House
Blackley, Manchester
M9 8ZS
England
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___)

Enclosure: Investor Release and Financial Statement for the period ended March 31, 2002.

Avecia Group plc, Consolidated Financial Statement for the period ended 31st March, 2002

	Q1 2002 Actual £m	Q1 2001 Actual £m	% change
Sales from continuing operations	131.8	135.1	-2
Operating Profit from continuing operations (before amortisation of goodwill)	4.5	9.3	-52

EBITDA from continuing operations	16.4	18.8	-13

Breakdown by business sector

Sales	Q1 2002 £m	Q1 2001 £m
Electronic Materials	10.5	14.5
Fine Chemicals	34.2	37.0
Specialty Products	42.2	40.4
NeoResins	42.1	40.2
UK Manufacturing Operations	2.8	3.0
Avecia	**131.8**	**135.1**
Discontinued businesses	-	55.9
Total	131.8	191.0

Operating Profit	Q1 2002 £m	Q1 2001 £m
Electronic Materials	(3.3)	1.5
Fine Chemicals	(5.5)	(3.4)
Specialty Products	7.7	6.6
NeoResins	7.4	6.9
UK Manufacturing Operations	0.3	0.2
Central Costs	(2.1)	(2.5)
Avecia	**4.5**	**9.3**
Goodwill Amortisation	(7.3)	(10.3)
Avecia	(2.8)	(1.0)
Discontinued businesses	-	8.1
Total	(2.8)	7.1

Chief Executive Officers' Review

Avecia sales from continuing operations (i.e. excluding Stahl) in the first quarter of 2002 were £131.8m, 2% below the same period in 2001. This performance is broadly in line with our expectations and represents mixed segment activity as follows:

- Customer demand in Electronic Materials remained weak as the tail-end of de-stocking programmes at OEMs (particularly those in Japan) continued.

- Fine Chemicals sales reflect lower demand in Agrochemicals and Intermediates & Stablizers (I&S) compared to prior year and also lower sales in the biotechnology business due to the timing of deliveries against customer contracts. This masks a healthy improvement in pharmaceuticals sales compared with the first quarter in 2001.

- Specialty Products and NeoResins sales showed some early signs of improvement in the quarter, driven by new business gains and increased customer demand in some sectors. However, customer demand across most of the industrial segments remains erratic.

Operating profit for the quarter was 52% below the same period in the previous year. This reflected the continued weakness in Electronic Materials, lower sales activity in Fine Chemicals and increased depreciation following continued investment in our growth businesses.

Group EBITDA at £16.4m in the first quarter of 2002, is 13% below the same period in 2001.

As previously announced, the sale of the Stahl Group of businesses was concluded in January 2002. Proceeds from the sale have been used to repay some senior bank debt with a small amount retained to fund on-going capital investment in strategic growth businesses.

Avecia businesses are strongly positioned to take advantage of new business opportunities and any increased demand resulting from renewed economic confidence. In addition the pipeline of new products in our high growth businesses – biotechnology, pharmaceuticals and electronic displays - is very encouraging.

Segment Commentary:

Electronic Materials sales (-28%) continued to be severely impacted by the global downturn in demand for computer/printer hardware and consumable materials. Inventory de-stocking at major OEMs, experienced throughout 2001, continued through the first quarter of 2002, with particularly weak demand from Japanese OEMs. Earnings in this sector also declined as a result of product mix variations.

New ink jet product placements continue to be introduced at all major OEMs and reflect a healthy R&D pipeline. Adoption of these innovative products will underpin future sales of Avecia's ink jet printing materials for new printer programmes and novel application areas in the longer term.

Covion, Avecia's displays business, has continued to make good progress in developments across the emerging technology platforms for flat screen displays and our joint development programmes with leading equipment manufacturers are performing well.

Fine Chemicals sales in the first quarter of 2002 were 8% below the same period in 2001 reflecting poor market conditions in the Agrochemicals and Intermediates & Stabilizers (I&S) businesses. Biotechnology sales in Q1, 2002 were behind the same quarter in 2001, purely due to the timing of deliveries. Customer orders and enquiries in this sector generally, are showing good growth on last year. Pharmaceutical sales increased strongly versus the first quarter period in 2001 and our product pipeline in this sector also remains very encouraging.

In the Biotechnology business, additional capacity has recently been commissioned at Avecia's DNA medicines facility in Milford MA., to support rising demand for these important new medicines into 2003 and beyond. In February, Avecia sanctioned £35m of a £70m investment programme to build one of the world's most advanced Biologics medicines facilities at Billingham, UK. This represents the largest single investment since Avecia was formed in 1999 and is a measure of our confidence in the capability of our Biotechnology team to make these new high value medicines a commercial reality.

The lower margin on Fine Chemicals sales continued to reflect high start-up and development costs incurred in building the biotechnology business, as well as weak demand in the Agrochemical and I&S businesses.

Sales in **Specialty Products** (+4%) were boosted in the first quarter of 2002 by a number of positive individual business developments, although the general economic picture in industrial markets remains weak. Successful early buy programmes in the Pool & Spa business and new business gains in the Metal Extraction Products business were key growth drivers in this segment.

NeoResins sales (+5%) were powered by continued strong performance in the adhesives and graphic arts sector and modest growth in coatings. Regionally, business gains in Asia-Pacific and Europe are leading this improved performance with Americas still suffering from weak market conditions.

Although we have seen signs of improvement in some of our business segments in the first quarter of 2002, forward visibility on a global economic recovery remains indistinct and it is difficult to predict how much recovery there will be before 2003.

Against this economic picture, Avecia remains focused on saving costs and carefully managing cash but at the same time we are committed to our strategic programme of investment in research and technology to support the continued development of our growth businesses.

At the end of Q1, 2002 Avecia had a positive cash balance of £11 million, with unused revolver facilities of £100m and the company continues to operate well within its banking covenant limits.

For further information contact:

Investor Enquiries:
Duncan McLellan, Group Controller.
Tel: +44 161 721 1228 Email: duncan.mclellan@avecia.com

Media Enquiries
Andrew Smalley, Public Affairs Manager.
Tel: +44 (0)161 721 2441 Mobile: +44 (0)7802 773604 Email: andrew.smalley@avecia.com

9th May 2002

Notes:

Avecia is one of the world's leading specialty chemical companies. It operates in four business segments - Fine Chemicals, Electronic Materials, Specialty Products and NeoResins. Avecia was formed on 30th June, 1999 following completion of a $2.1 bn (£1.3 bn) buyout of the former Zeneca Specialties business from AstraZeneca. The deal was financed by Cinven & Investcorp - two of Europe's leading financial investment firms.Avecia businesses are linked by common scientific and technical capabilities and are focused on delivering technological and service differentiation to customers across a wide range of industries including healthcare, agrochemicals, coatings, graphic arts, imaging, mining, plastics, biotechnology, inks and automotive.

The data contained in this document has been extracted from the un-audited financial statements of Avecia Group Plc for the period ended 31st March 2002. EBITDA is based on operating profit before depreciation, amortisation and any restructuring charges, and includes Avecia's share of EBITDA in joint venture companies.

Except for historical information contained herein, there are matters discussed in this communication that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ materially from such forward looking statements, refer to the Company's Offering Memorandum dated June 24th 1999.

Avecia Group plc

Financial Statements – March 31, 2002

TABLE OF CONTENTS

Avecia Group plc

Unaudited Interim Consolidated Profit and Loss Accounts

	Note	Financial Statements for the 3 months ended 31 March 2002 £ million		Financial Statements for the 3 months ended 31 March 2001 £ million	
Turnover, including share of joint ventures			135.3		193.6
Less: share of joint ventures' turnover			(3.5)		(2.6)
Turnover from continuing operations		131.8		135.1	
Turnover from discontinued operations		-		55.9	
	3		131.8		191.0
Operating costs			(135.0)		(184.3)
Other operating income			0.4		0.4
Group operating profit / (loss) :					
* From continuing operations		(2.8)		(1.0)	
* From discontinued operations		-		8.1	
Group operating profit / (loss)	3		**(2.8)**		**7.1**
Share of operating profit of joint ventures			0.9		0.4
Exceptional items			11.9		-
Profit on ordinary activities before interest and taxation			**10.0**		**7.5**
Interest received			0.4		0.7
Interest paid			(23.3)		(28.9)
(Loss) / profit on ordinary activities before taxation	4		**(12.9)**		**(20.7)**
Taxation on loss on ordinary activities			(2.0)		(1.4)
(Loss) / profit on ordinary activities after taxation			**(14.9)**		**(22.1)**
Attributable to minority interests			(1.5)		(1.3)
Net (loss) / profit for the period			**(16.4)**		**(23.4)**

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Avecia Group plc

Unaudited Interim Consolidated Balance Sheet

	Note	Consolidated Balance Sheet as at 31/03/2002 £ million	Consolidated Balance Sheet as at 31/03/2001 £ million
Fixed assets			
Tangible fixed assets		345.0	392.7
Intangible assets		378.1	572.3
Investments in joint ventures:			
Goodwill on joint ventures		14.4	15.5
Share of gross assets		13.7	14.6
Share of gross liabilities		(1.3)	(1.5)
		26.8	28.6
Other investments		-	0.2
		749.9	**993.8**
Current assets			
Stocks	5	100.5	150.0
Debtors		155.9	187.9
Cash and cash equivalents		11.2	9.0
Total current assets		**267.6**	**346.9**
Total assets		**1017.5**	**1340.7**
Current liabilities			
External loans due within less than 1 year	6	(13.0)	(34.7)
Other creditors		(105.8)	(165.7)
Total current liabilities		**(118.8)**	**(200.4)**
Net current assets		**148.8**	**146.5**
External loans due within more than 1 year	6	(608.3)	(810.2)
Provisions for liabilities and charges		(23.0)	(26.7)
Other creditors due within more than 1 year		(11.4)	(10.7)
Net assets		**256.0**	**292.7**
Shareholders equity		221.5	264.5
PIK		34.5	28.2
Total		**256.0**	**292.7**

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Avecia Group plc
Unaudited Interim Consolidated Cash Flow Statements

	Consolidated Cash Flow for the 3 months to 31/03/2002	Consolidated Cash Flow for the 3 months to 31/03/2001
	£ million	£ million
Operating income before interest	(2.8)	7.1
Depreciation and amortization	17.9	20.7
Increase in inventories	(2.8)	(13.6)
Decrease / (increase) in trade receivables and other assets	(10.5)	1.2
(Decrease) / increase in accounts payable, accrued expenses and trade provisions	4.7	(13.3)
Other cash and non cash movements	0.3	0.6
Net cash inflow from operating activities	**6.8**	**2.7**
Returns on investments and servicing of finance		
Dividends received from associates	1.6	0.5
Interest received	0.5	1.2
Interest paid	(21.3)	(21.0)
Net cash outflow from returns on investment and servicing of finance	**(19.2)**	**(19.3)**
Taxation	**(0.6)**	**(0.4)**
Capital expenditure and financial investments		
Payments to acquire tangible fixed assets	(6.7)	(11.5)
Payments to acquire Intangible fixed assets	(0.6)	(0.7)
Net cash outflow from capital expenditure and financial Investments	**(7.3)**	**(12.2)**
Acquisitions and disposals		
Payments in respect of acquisitions	(0.6)	-
Disposals of other investments	210.0	-
Net cash disposed of	(3.7)	-
Net cash inflow from acquisitions and disposals	**205.7**	**-**
Management of liquid resources		
Sale of short term investments	-	-
Net cash inflow from management of liquid resources	**-**	**-**

Financing		
Repayment of finance lease capital	(0.2)	(0.1)
External Loans received / (repaid)	(186.6)	16.7
Net cash (outflow) / inflow from financing	**(186.8)**	**16.6**
Net increase / (decrease) cash	**(1.4)**	**(12.6)**

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Avecia Group plc

Notes to the unaudited interim consolidated financial statements

1. Basis of preparation

The unaudited interim combined and consolidated financial statements have been prepared in accordance with the basis of preparation and accounting policies adopted in the combined financial statements set out in the Form 20-F for the period ended December 31, 2001.

The information contained in the following notes to the unaudited interim consolidated financial statements is condensed from that which would appear in the annual consolidated financial statements; accordingly the unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements set out in the Form 20-F for the period ended December 31, 2001.

The interim consolidated financial statements included herein are unaudited. They include all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial position of Avecia Group plc as at March 31, 2002 and March 31, 2001 and the results of operations and cash flows for the three months ended March 31, 2002 and March 31, 2001. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year end. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.

2. Accounting policies

Basis of accounting
The financial statements are prepared under the historical cost convention and in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP). These accounting principles differ in certain significant respects from United States Generally Accepted Accounting Principles (US GAAP).

Depreciation and amortization
Avecia policy is to write off the book value of each tangible fixed asset evenly over its estimated remaining life. Reviews are made periodically of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy it becomes impracticable to calculate average asset lives exactly. However, the total lives approximate to 15 years for buildings and 8 years for plant and equipment. Depreciation of assets qualifying for grants is calculated on their full cost. Intangible assets, including patents, acquired are capitalized and depreciated over their useful lives (not exceeding 20 years) in line with the benefits accruing. If related products fail, the remaining unamortized amounts are immediately written off to revenue expense. Internally developed intangible assets are not capitalized.

Environmental liabilities
Avecia is exposed to environmental liabilities relating to its past operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

Foreign currencies
Profit and loss accounts in foreign currencies are translated into sterling at average rates for the relevant accounting periods. Assets and liabilities are translated at exchange rates prevailing at the date of the net asset statement or balance sheet. Exchange differences on short-term foreign currency borrowings and deposits are included within net interest payable. Exchange differences on all other transactions, except relevant foreign currency loans, are taken to operating profit. In the consolidated financial statements exchange differences arising on combining the net investments in overseas subsidiaries, joint ventures and associates are taken directly to reserves. Differences on relevant foreign currency loans, together with related tax, are taken to reserves via the statement of total recognized gains and losses and offset against the differences on net investments, as they are considered to be a hedge against movements on the net investments.

Goodwill
On the acquisition of a business, fair values are attributed to the net assets acquired. Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such net assets. Goodwill arising on acquisitions is capitalized and amortized over its estimated useful life (generally not exceeding 20 years).

Investments
A joint venture is an entity in which Avecia holds an interest on a long-term basis and which is jointly controlled by Avecia and one or more other venturers under a contractual agreement.
Avecia's share of the profits less losses of all significant joint ventures is included in the Avecia profit and loss account using the equity accounting method. The holding value of significant joint ventures in the Avecia net asset statement is calculated by reference to Avecia equity in the net assets of such joint ventures, as shown by the most recent accounts available, adjusted where appropriate.
Fixed asset investments, other than in joint ventures and associates, are stated at cost less provision for any impairment.

Leases
Assets held under finance leases are capitalized and included in tangible fixed assets at fair value. Each asset is depreciated over the shorter of the lease term or its useful life. The obligations related to finance leases, net of finance charges in respect of future periods, are included as appropriate under creditors due within, or creditors due after, one year. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

Post-retirement benefits
The pension costs relating to UK retirement plans are assessed in accordance with the advice of independent qualified actuaries. The amounts so determined include the regular cost of providing the benefits under the plans, which it is intended should remain a level percentage of current and expected future earnings of the employees covered under the plans. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans. Retirement plans of non-UK subsidiary undertakings are accounted for in accordance with local conditions and practice. With minor exceptions, these subsidiary undertakings recognize the expected cost of providing pensions on a systematic basis over the average remaining service lives of employees in accordance with the advice of independent

qualified actuaries. The costs of providing post-retirement benefits other than pensions, principally healthcare, are charged to the profit and loss account on a consistent basis over the average service lives of employees. Such costs are assessed in accordance with the advice of independent qualified actuaries.

Research and development and advertizing
Research and development and advertizing expenditure is charged to profit in the year in which it is incurred.

Taxation
The charge for taxation is based on the profits for the period and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and for accounting purposes. Deferred tax assets are recognised to be the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable profits from which the future reversal of the underlying timing differences can be deducted.

Stock valuation
Finished goods are stated at the lower of cost and net realizable value and raw materials and other stocks at the lower of cost or replacement price. The first in, first out or an average method of valuation is used. In determining cost, depreciation is included but selling expenses and certain overhead expenses (principally central administration costs) are excluded. Net realizable value is determined as selling price less costs of disposal.

Turnover
Turnover excludes intra-business turnover and value added taxes.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
The company generates revenue through sales of specialty chemicals in the open market, through raw material conversion and supply and development contracts. Turnover excludes inter-segmental turnover and value added taxes.

Revenue is recognized when services have been rendered and significant risks and rewards in respect of ownership of the products are passed to the customer.

Fair values of financial instruments
Financial instruments principally comprise amounts included within current assets and liabilities, which are generally short term in nature, and accordingly their fair values approximate to their book values.

Avecia Group plc

Notes to the unaudited interim consolidated financial statements - (continued)

3. Segmental information

Classes of business:

The following tables analyse sales, operating profit and depreciation and amortization by business segment.

	Consolidated Financial Statements for the 3 months to 31/03/2002 £ million	Consolidated Financial Statements for the 3 months to 31/03/2001 £ million
Sales		
Electronic Materials	10.5	14.5
Fine Chemicals	34.2	37.0
Specialty Products	42.2	40.4
NeoResins	42.1	40.2
UK Manufacturing	2.8	3.0
Total sales from continuing activities	**131.8**	**135.1**
Discontinued operations: Stahl	-	55.9
Total sales	**131.8**	**191.0**
Operating Profit / (Loss)		
Electronic Materials	(3.3)	1.5
Fine Chemicals	(5.5)	(3.4)
Specialty Products	7.7	6.6
NeoResins	7.4	6.9
UK Manufacturing	0.3	0.2
Other	(9.4)	(12.8)
Operating loss from continuing operations	**(2.8)**	**(1.0)**
Operating profit from discontinued operations: Stahl	-	8.1
Total operating profit / (loss)	**(2.8)**	**7.1**
Depreciation and Amortization		
Electronic Materials	1.8	1.2
Fine Chemicals	5.0	3.7
Specialty Products	1.5	1.4
NeoResins	1.6	1.6
UK Manufacturing	0.3	0.4
Other: Goodwill amortization	7.3	10.3
Depreciation	0.4	0.3
	17.9	**18.9**
Discontinued operations: Stahl	-	1.8
Total depreciation and amortization	**17.9**	**20.7**

Avecia Group plc

Notes to the unaudited interim combined and consolidated financial statements - (continued)

Geographic areas:

The table below shows information by geographic area in which turnover and profits are generated. An analysis of turnover by customer location is also given.

	Consolidated Financial Statements for the 3 months to 31/03/2002	Consolidated Financial Statements for the 3 months to 31/03/2001
	£ million	**£ million**
Turnover by customer location		
United Kingdom	21.2	23.1
Continental Europe	38.8	61.6
The Americas	58.3	75.7
Asia, Africa and Australasia	13.5	30.6
Total	**131.8**	**191.0**
Turnover by supplier location		
United Kingdom	35.4	39.9
Continental Europe	30.4	56.8
The Americas	58.5	72.6
Asia, Africa and Australasia	7.5	21.7
Total	**131.8**	**191.0**
Operating Profit / (Loss)		
United Kingdom	(4.1)	7.6
Continental Europe	0.7	1.0
The Americas	1.3	(2.7)
Asia, Africa and Australasia	(0.7)	1.2
Total	**(2.8)**	**7.1**

4. Interest Paid

	£ million	**£ million**
External interest paid	14.2	19.8
Revaluation (credited) / charged to interest	6.1	7.7
Fee amortization	3.0	1.4
Total	**23.3**	**28.9**

Avecia Group plc

Notes to the unaudited interim combined and consolidated financial statements - (continued)

5. Stocks

	Consolidated Financial Statements as at 31/03/2002	Consolidated Financial Statements as at 31/03/2001
	£ million	£ million
Raw materials and consumables	36.3	51.0
Stocks in progress	14.4	24.2
Finished goods and goods for resale	49.8	74.8
	100.5	**150.0**

6. Analysis of Debt

	Consolidated Financial Statements as at 31/03/2002 £ million	Consolidated Financial Statements as at 31/03/2001 £ million
External loans due within less than 1 year	13.0	34.7
External loans due after more than 1 year	608.3	810.2
	621.3	**844.9**

Analysis of debt shown net of un-amortized issuance costs

	Consolidated Financial Statements as at March 31, 2002	
	Gross £ million	Net £ million
Term A Loan	144.7	136.9
Term B Loan	62.9	61.8
Term C Loan	57.9	56.4
High Yield Bond	378.9	366.2
Revolver Credit Facility	-	-
	644.4	**621.3**

Notes to the unaudited interim combined and consolidated financial statements - (continued)

Debt can be analysed as falling due:

	Consolidated Financial Statements as at March 31, 2002	
	Gross £ million	Net £ million
In one year or less, or on demand	18.1	13.0
Between one and two years	24.2	19.2
Between two and three years	32.3	28.0
Between three and four years	43.1	40.8
Between four and five years	54.2	52.1
In five years or more	472.5	468.2
	644.4	**621.3**

Avecia Group plc

Management's Discussion and Analysis of Financial Condition and Results Of Operations

Introduction

Set forth below is a discussion of the financial condition and results of operations for the Group for the three month period ending March 31, 2002. This discussion should be read in conjunction with the unaudited Consolidated Financial Statements and Notes for the three month period ended March 31, 2002 included herein.

Financial Results

Turnover

Total historical turnover excluding joint ventures from continuing operations decreased from £135.1 million for the three months ended March 31, 2001 to £131.8 million for the three months ended March 31, 2002, a decrease of 2.4% at both actual and constant exchange rates.

Set forth below is a discussion of turnover for each of our principal businesses.

Electronic Materials' turnover decreased from £14.5 million for the three months ended March 31, 2001 to £10.5 million for the three months ended March 31, 2001, a decrease of 27.6% at both actual and constant rates. Electronic Materials' sales have decreased mainly due to continuing lower demand from suppliers and manufacturers of ink jet printers.

Fine Chemicals' turnover decreased from £37.0 million for the three months ended March 31, 2001 to £34.2 million for the three months ended March 31, 2002. This is a decrease of 7.6% at both actual and constant exchange rates. This decrease in turnover reflects timing of deliveries of DNA Medicines and reduced demand for non-healthcare intermediates, offset by higher demand for Pharmaceutical Intermediates.

Specialty Products' turnover increased from £40.4 million for the three months ended March 31, 2001 to £42.2 million for the three months ended March 31, 2002, an increase of 4.5% at actual exchange rates and 4.2% at constant rates. Specialty Products' turnover increase is mainly due to new mine fills secured by the Metal Extraction Products business combined with increased pre-season purchases by pool dealers from the Pool and Spa business.

NeoResins' turnover increased from £40.2 million for the three months ended March 31, 2001, to £42.1 million for the three months ended March 31, 2002. This is an increase of 4.7% at actual exchange rates and 5.5% at constant currency rates. NeoResins' total increase in turnover reflects increased demand from Graphic Arts customers, and modest improvement in European coatings customer demand.

Operating costs

Operating costs decreased from £184.3 million for the three months ended March 31, 2001 to £135.0 million for the three months ended March 31, 2002. This decrease mainly reflects the sale of the Stahl business in January 2002 combined with slightly reduced sales noted above.

Operating profit / (loss)

Total operating results decreased from £7.1 million profit for the three months ended March 31, 2001 to £2.8 million loss for the three months ended March 31, 2002.

Electronic Materials' operating results decreased from £1.5 million profit in the three months ended March 31, 2001, to £3.3 million loss for the three months ended March 31, 2002. The decrease in profit was mainly due to the lower sales of inkjet products noted above, together with the consolidation of the results of the newly acquired Covion business.

Fine Chemicals' operating results decreased from a loss of £3.4 million for the three months ended March 31, 2001, to a loss of £5.5 million for the three months ended March 31, 2002. Fine Chemicals' operating results decreased against 2001 mainly due to increased costs, including depreciation, arising from the continued investment in production capacity and resource.

Specialty Products' operating profit increased from £6.6 million for the three months ended March 31, 2001 to £7.7 million for the three months ended March 31, 2002. The overall increase was primarily due to the increased sales noted above.

NeoResins' operating profit increased from £6.9 million for the three months ended March 31, 2001, to £7.4 million for the three months ended March 31, 2002. The increase was primarily due to increased sales volumes noted above.

Central costs decreased from £12.8 million for the three months ended March 31, 2001 to £9.4 million for the three months ended March 31, 2002, mainly due to reduced goodwill amortization following the disposal of the Stahl business.

Share of operating profit from joint ventures

Our pro rata share of the earnings from both of our Image Polymers joint ventures increased from £0.4 million for the three months ended March 31, 2001, to £0.9 million for the three months ended March 31, 2002.

Exceptional Items

On January 16, 2002 the Group completed the sale of the Stahl business to Luxembourg 101 S.A. and its affiliates. The gross proceeds arising on the disposal were €378.7 million (£234.9 million) of which €346.9 million (£215.1 million) were received as cash in January 2002, with the remainder due to be received in January 2003. The resulting exceptional profit was £11.9 million. Of the proceeds received, £187.3 million were utilized in January 2002 to prepay the Secured Credit Facility.

Profit on ordinary activities before interest and tax

The net loss decreased from £23.4 million for the three months ended March 31, 2001 to £16.4 million for the three months ended March 31, 2002.

Net interest

Net interest expense for the three months to March 31, 2002 was £22.9 million, compared to a net expense of £28.2 million for the three months to March 31, 2001. After allowing for the effects of unrealized exchange differences, the net decrease in the interest cost is due the repayment of £187.3 million of the external borrowings in January 2002 combined with reduced use of the revolving credit facility and the effects of realized exchange differences.

Taxation

The charge for taxation for the three months to March 31, 2002 was £2.0 million against a charge of £1.4 million for taxation in the three months to March 31, 2001.

Liquidity and capital resources

Cash generated from operations totalled £6.8 million inflow for the three months to March 31, 2002 compared to £2.7 million inflow for the three months to March 31, 2001. Operating income plus depreciation and amortization was £15.1 million in the three months to March 31, 2002 compared to £27.8 million in the three months to March 31, 2001. Working capital outflows in the three months to March 31, 2002 were £8.6 million compared to outflows of £25.7 million in the three months to March 31, 2001.

The Group's net cash requirement for servicing debt in the three months of operation ended March 31, 2002 was £20.8 million comprising interest income of £0.5 million and interest paid of £21.3 million.

Cash capital expenditure in the three months to March 31, 2002 totalled £7.3 million of which £6.7 million was spent on tangible assets and £0.6 million was spent on intangible assets.

In the three months to March 31, 2002 the cash outflow for taxation was £0.6 million. In the three months to March 31, 2001 the cash outflow for taxation was £0.4 million.

In the three months to March 31, 2002 the Group spent £0.6 million on the acquisition of subsidiaries, representing the first payment due on the acquisition of Covion GmbH, which occurred in December, 2001.

In total, the net decrease in cash in the three months to March 31, 2002 was £1.4 million. For the three months to March 31, 2001 the net decrease in cash was £12.6 million. The main reason for this improvement has been the cash flows associated with the sale of the Stahl business in January 2002.

At March 31, 2002 the group had outstanding external borrowings of £644.4 million, gross of capitalised issue costs, comprising £378.9 million of 11% Senior Notes due 2009, £144.7 million of Senior Secured Credit Facility repayable in semi-annual instalments between 2002 and 2006 (Term Loan A), £62.9 million of Senior Secured Credit Facility repayable in 2007 (Term Loan B) and £57.9 million of Senior Secured Credit Facility repayable in 2008 (Term Loan C.) Of the £100 million Senior Secured Revolving Credit, available until 2006, £19.9 million has been utilized as at March 31, 2002 to provide guarantee and overdraft facilities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: May 13, 2002

Avecia Group plc

By: [signature]
Name: DUNCAN McLEAN
Title: GROUP CONTROLLER